IGTA MERGER SUB LIMITED

875 Washington Street

New York, NY 10014

Via Edgar

June 21, 2024

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	IGTA Merger Sub Ltd (the “Company” or “PubCo”)
Amendment No.2 to Registration Statement on Form S-4
Filed May 1, 2024
File No. 333-276929

Dear SEC Officers:

We hereby provide our response to the comments issued in a letter dated May 14, 2024 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-4. Contemporaneously, we are publicly filing the revised Registration Statement on Form S-4 via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 2 to Registration Statement on Form S-4

Summary of the Valuation Report, page 81

1.	In response to prior comment 2, you disclose that Moore reviewed certain financial information provided by AgileAlgo including revenue projections for fiscal years ended September 30, 2024, 2025 and 2026 in preparing its valuation report. As requested, clarify whether the projections considered expenses and/or net loss in addition to revenue. Also, explain why the projections for 2025 and 2026 were not disclosed in this filing. Given that AgileAlgo has now concluded that AgileAlgo is unlikely to meet its previously prepared 2024 revenue forecast, disclose whether the projections still reflect management’s views on future performance. Discuss the consideration the board gave to obtaining updated projections or whether the board believes that the projections for future years can still be relied upon.

Response: The disclosure on pages 82-83 and 86-87 of the Amended Registration Statement has been revised in accordance with the Staff’s comment. The Company respectfully acknowledges the Staff’s comment, and supplementally clarifies that the projections provided to Moore include expenses and/or net loss in addition to revenue consisting of expenses and an EBITDA calculation. The Company has provided all of these projections, including the EBITDA calculation, in the Amended Registration Statement on page 82, and included such information for 2025 and 2026. The Company further clarifies that Moore reviewed these projections and decided to derive the valuation based on EV/S (enterprise value / sales) for 2024 revenue only, and for this reason the Company did not include 2025 and 2026 projections in its prior filings, and the Company supplementally has included the revenue projections for 2025 and 2026 in the Amended Registration Statement, as additional disclosure.

2.

You disclose that AgileAlgo’s revenue projections are based in part on the “substantial pipeline” in the second half of fiscal year 2023. Please clarify the nature of the pipeline and why you believed that it supported your revenue projections. In this regard, we note that you closed one customer contract in January 2024 for $49,382 followed by a full implementation contract for $98,765 with the same customer in February 2024.

Response: The disclosure on page 82 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of AgileAlgo

Key Business Metrics and Selected Financial Data, page 122

3.	We note your revised disclosure in response to prior comment 3. Please further revise the table so that the number of active users, dormant users and users converted from dormant to active are separately disclosed from the number of users under each subscription tier. In this regard, your current presentation appears to suggest these are separate subscription tiers when, in fact, they are just a subset of Trial users. In addition, tell us what the notation “*” next to “Converted from Dormant to Active” represents. Lastly, revise to disclose how you define both active and dormant users.

Response: In respect of the Staff's comment, the disclosure on pages 123 and 124 of the Amended Registration Statement has been revised to describe the separation of Trial Users into Active and Dormant users and AgileAlgo's definition of these categories. Likewise, AgileAlgo includes additional disclosure regarding conversion of dormant to active users, as described in the Staff's comment. Please see page 124 of the Amended Registration Statement.

Liquidity and Capital Resources

Ability to continue as going concern without Business Combination, page 132

4.

We note your response to prior comment 5. Please tell us more about your pipeline of projects going beyond the second quarter of fiscal 2024 and specifically address the status of the “advanced stage” project discussed on page 132. Ensure you address any known trends, events or uncertainties that have resulted, or are reasonably likely to result, in our liquidity increasing or decreasing in any material way. Refer to Item 303(b)(1)(i) of Regulation S-K.

Response: The disclosure beginning on page 134 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 152

5.	We note your revised disclosures in response to prior comment 6. It appears you have removed $75,000 of IGTA accounting and audit fees from the “charge to profits & loss” column in the table to pro forma adjustment (3). However, the pro forma condensed combined statements of operations for the year ended September 30, 2023 gives effect to the $75,000 of estimated transaction costs. As such, please revise to reflect such costs in the appropriate column in pro forma adjustment (3).

Response: The disclosure on pages 156 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

6.	Your revised disclosure in response to prior comment 10 indicate that the principal balance of your Notes will be payable in cash and/or such other form of payment as mutually agreed in writing prior to or concurrently with the closing of the business combination. In addition, you state in your response that, to date, no written agreements have been entered into for conversion of such Notes. As such, please explain why pro forma adjustment (8) assumes such Notes will be repaid with the issuance of ordinary shares. Similarly, tell us your basis for assuming the conversion of such notes into 137,000 shares on page xiii or revise as necessary.

Response: The Company respectfully informs the Staff that it will respond to this comment in its next filing.

Inception Growth Acquisition Limited Notes to Consolidated Financial Statements

General, page F-1

7.	We note your response to prior comments 8 and 9. Please tell us when you intend to file the amended Forms 10-Q to correct the errors related to the Shareholder non-redemption Agreement and the accounting for deferred underwriting compensation. In addition, an Item 4.02 Form 8-K should be filed within four business days after the occurrence of a reportable event (i.e., the date you determined the financial statements could no longer be relied upon because of an error in such financial statements). Refer to Instruction B to Form 8-K.

Response: The form 8-K Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review already filed on May 17, 2024. The Company is working on the amended Forms 10-Q to correct the errors related to the Shareholder non-redemption Agreement and the accounting for deferred underwriting compensation.

8.	We note your revised disclosures in response to prior comments 11 and 12. Please tell us how your auditor considered such revisions in the dual-date of their opinion. In addition, amend Inception Growth’s Form 10-K to reflect these changes and ensure the Explanatory Note adequately explains the reason for such amendment.

Response: The 10K/A has been filed on June 3, 2024 to reflect the changes and explained the reason in Explanatory Note.

Please direct any questions or comments regarding this correspondence to our outside counsel, Ted Paraskevas of Loeb & Loeb LLP at tparaskevas@loeb.com or +1 917 974 3190 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Cheuk Hang Chow
IGTA Merger Sub Ltd
Director

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